Jack O'Brien

Partner

+1.215.963.4969

john.obrien@morganlewis.com

June 17, 2025

FILED AS EDGAR CORRESPONDENCE

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: The Community Development Fund (File Nos. 333-206012 and 811-23080)

Dear Ms. Fettig:

On behalf of our client, The Community Development Fund (the “Fund”), we are filing this letter to respond in writing to comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via teleconference with my colleagues Kyle Sullivan and Peter Dunne or Morgan Lewis on May 22, 2025, regarding filings made by the Fund with the SEC on Form N-CSR, including the Fund’s annual shareholder report filed therein (“TSR”), and Form N-CEN. Below, we have briefly summarized your comments, followed by our response based on information provided by the Fund and SEI Investments Global Funds Services, the Fund’s Administrator.

1.	Comment. Pursuant to Item 27A(i) of Form N-1A, the Fund is required to include in the Fund’s annual and semi-annual reports to shareholders a brief, plain English statement that certain additional Fund information is available on the Fund’s website. Instruction 4 to Item 27A(i) states that, if the Fund has a website, the Fund must make publicly available free of charge the information disclosed in the Fund’s most recently filed report on Form N-PX on or through the Fund’s website as soon as reasonably practicable after filing the report with the SEC. The Staff, upon reviewing the website included in the Fund’s TSR for the fiscal year ended December 31, 2024 (the “2024 TSR”), notes that the Fund’s website does not appear to include the Fund’s Form N-PX information. Please address why such information appears to be missing from the Fund’s website.

Response. A link to the Fund’s most recently filed Form N-PX has been added to the Fund’s website, which will be updated as necessary.

Morgan, Lewis & Bockius llp 2222 Market Street Philadelphia, PA 19103 United States	+1.215.963.5000 +1.215.963.5001

Christina DiAngelo Fettig

June 17, 2025

2.	Comment. Pursuant to Rule 30e-1(b)(2)(ii) under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund is required to make available, on the website address specified at the beginning of the Fund’s annual and semi-annual shareholder reports, its complete portfolio holdings, if any, as of the close of the Fund’s most recent first and third fiscal quarters, after the date on which the Fund’s registration statement became effective. The Staff, upon reviewing the website included in the 2024 TSR, notes that the Fund’s website does not appear to include a link to the Fund’s portfolio holdings information. Please address why such information appears to be missing from the Fund’s website.

Response. A link to the Fund’s portfolio holdings has been added to the Fund’s website, which will be updated as necessary.

3.	Comment. Pursuant to Rule 30e-1(b)(2)(i) under the 1940 Act, the Fund is required to make the disclosures required by Items 7-11 of Form N-CSR publicly accessible, free of charge, at the website address specified at the beginning of the Fund’s annual and semi-annual shareholder reports. The Staff, upon reviewing the website included in the 2024 TSR, notes that Items 8-11 in the version appearing on the Fund’s website differ from those shown in the Fund’s Form N-CSR filing for the fiscal year ended December 31, 2024 (the “2024 Form N-CSR”). Please explain why the two disclosures appear to be different.

Response. The Fund’s as-filed 2024 Form N-CSR includes responses to Items 8-11 of Form N-CSR on page 32 of the filing, and then again following page 33 of the filing. The responses to Items 8-11 included on page 32 are accurate and are consistent with the responses to those Items accessible on the Fund’s website. Going forward, in future filings of the Fund’s Form N-CSR, the Fund will review this disclosure approach and assess whether changes or enhancements should be implemented.

4.	Comment. The Staff re-issues Comment 9 from the Fund’s response letter dated April 29, 2022, to certain Staff comments provided to the Fund on March 30, 2022 (the “2022 Response Letter”), which is reproduced in full below. Please address the content of the 2022 comment with respect to the Fund’s 2024 Form N-CSR filing.

In the Security Valuation disclosure in Note 2, “Significant Accounting Policies,” of the Notes to the Financial Statements, at Pages 18-20 of the Fund’s 2021 Form N-CSR Annual Report, please disclose how the Fund’s investments in other mutual funds are valued.

Response. The Fund will plan to include appropriate disclosure related to how the Fund’s investments in other mutual funds are valued in future Fund filings on Form N-CSR.

5.	Comment. The Staff re-issues Comment 11 from the 2022 Response Letter, which is reproduced in full below. Please address the content of the 2022 comment with respect to the Fund’s 2024 Form N-CSR filing.

Note 5, “Investment Advisory & Subadvisory Agreements,” of the Notes to the Financial Statements, at Pages 23-24 of the Fund’s 2021 Form N-CSR Annual Report, discloses that: “The Adviser pays the Sub-Adviser a fee out of its advisory fee which is based on a percentage of the average monthly market value of the assets managed by the Sub-Adviser,” but does not disclose the actual subadvisory-fee rate.

Christina DiAngelo Fettig

June 17, 2025

The Fund’s Prospectus, dated May 1, 2021, under Investment Subadviser (at Page 21), discloses that: “The Adviser and the Sub-Adviser are parties to a sub-advisory agreement dated December 11, 2017 under which the Sub-Adviser provides sub-advisory services to the Fund. For its services provided pursuant to the subadvisory agreement, the Sub-Adviser receives a fee from the Adviser at an annual rate of 0.15% of the Fund’s average daily net assets.”

In future Form N-CSR Annual Report filings by the Fund, please disclose, under the “Investment Advisory & Subadvisory Agreements” Note included in the Fund’s Notes to the Financial Statements, the actual subadvisory-fee rate payable to the Fund’s Sub-Adviser (MetLife Investment Management, LLC).

Response. The Fund will plan to state the annual rate of 0.15% of the Fund’s average daily net assets paid to the sub-adviser in future Fund filings on Form N-CSR.

6.	Comment. The Staff re-issues Comment 14 from the 2022 Response Letter, which is reproduced in full below. Please address the content of the 2022 comment with respect to the Fund’s 2024 Form N-CSR filing.

Item 4(c), “Principal Accountant Fees and Services,” to the Form N-CSR Annual Report requires that the registrant: “Disclose, under the caption ‘Tax Fees,’ the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. Registrants shall describe the nature of the services comprising the fees disclosed under this category.” (Emphasis added.)

The description of the nature of the services comprising the tax fees disclosed in Item 4(c) to the Fund’s 2021 Form N-CSR Annual Report, however, is very general. In future Form N-CSR Annual Report filings by the Fund, please provide a sufficient description of the nature of the services comprising the tax fees disclosed in Item 4(c) to the Fund’s Form N-CSR Annual Reports.

Response. The Fund will plan to include appropriate disclosure describing the nature of the services comprising the tax fees disclosed in Item 4(c) of Form N-CSR in future Fund filings on Form N-CSR.

7.	Comment 7A. The Staff refers the Fund to Comment 12 from the 2022 Response Letter and the Fund’s response, whereby the Fund stated that it would consider whether to provide a more specific description of the “Investment Performance of the Fund, the Adviser and Sub-Adviser” and the “Costs of Advisory Services, Profitability and Economies of Scale” factors taken into consideration by the Fund’s board of trustees (the “Board”) in approving the annual renewal of the Fund’s investment advisory and sub-advisory agreements. Please provide an update with regard to the prior response, explaining why the related disclosure has not changed since 2022.

Christina DiAngelo Fettig

June 17, 2025

Response 7A. The Fund considered the Staff’s 2022 comment when it was received in 2022 and reconsidered it now. The Fund’s current disclosure complies with the disclosure requirements of Item 11 of Form N-CSR, just as the 2022 disclosure complied with such requirements. The disclosure identifies the material factors and the conclusions with respect thereto that formed the basis of the Board’s approval of the advisory and sub-advisory agreements. Further, the disclosure includes specific information reviewed by the Board that was part of each of these material factors, such as specific information relating to: (A) the nature, extent and quality of services provided by the relevant adviser; (B) the investment performance of the relevant funds and relevant adviser; (C) the costs of advisory services provided; (D) adviser profitability; and (E) economies of scale. The absence of changes year over year are not indicative of insufficient disclosure, but rather are indicative of a consistent evaluation process undertaken by the Board with respect to the annual renewal of the advisory and sub-advisory contracts. The Fund works with counsel to review and revise this disclosure, as necessary, each year.

Comment 7B. Pursuant to Item 11 of Form N-CSR, the Fund is required, if the Fund’s board of trustees approved any investment advisory contract during the Fund’s most recent fiscal half year, to discuss in reasonable detail the material factors and the conclusions with respect thereto that formed the basis for the board’s approval. The Staff notes that such disclosure appears to be missing from the Fund’s 2024 Form N-CSR filing and requests the Fund’s confirmation that (i) the omission of this disclosure was inadvertent and (ii) the Fund’s investment advisory and sub-advisory agreements were timely renewed as required by Section 15(c) of the 1940 Act.

Response 7B. The Fund confirms that this disclosure was inadvertently omitted from the Fund’s 2024 Form N-CSR filing. The Fund also confirms that the Board considered and voted to renew the existing investment advisory and sub-advisory agreements for an additional year at a meeting of the Board held on November 26, 2024. The Fund will plan to include this Item 11 disclosure in the Fund’s upcoming Form N-CSRS filing for the fiscal period ending June 30, 2025.

8.	Comment. The Staff notes, based on the Fund’s definitive proxy filing, dated May 12, 2023, that a vote of the Fund’s shareholders was scheduled for June 2, 2023. The Staff also notes that Item B.10 in the Fund’s Form N-CEN filing for the fiscal year ended December 31, 2023, which indicates whether there has been a shareholder vote during the period, was checked “No.” Additionally, the Staff did not see the results of such shareholder vote in any subsequent Form N-CSR filing for the Fund, as required by Form N-CSR Item 9. Please confirm whether the June 2, 2023 shareholder vote took place and, if yes, please address the Form N-CEN and Form N-CSR items discussed above.

Response. The Fund confirms that the shareholder vote announced in the Fund’s definitive proxy filing, dated May 12, 2023, took place on June 2, 2023. The Fund also confirms that the related disclosures required by Item B.10 of Form N-CEN and Item 9 of Form N-CSR were inadvertently omitted from the respective filings for the fiscal year ended December 31, 2023. Because these proxy votes solely concerned the election of Trustees, investors were informed of the results of the shareholder meeting via the Fund’s prospectus. Nonetheless, on a going forward basis, the Fund expects to comply with the Form N-CEN and Form N-CSR disclosure obligations with respect to any future shareholder meetings.

Christina DiAngelo Fettig

June 17, 2025

9.	Comment. The Staff notes that the Fund checked Item C.7.(n)(ii) in the Fund’s Form N-CEN filing for the fiscal year ended December 31, 2024 (the “2024 N-CEN”), which indicates that Fund is leveraged or inverse fund, and believes the box may have been checked in error. Please confirm that Item C.7.(n)(ii) was checked in error and that the Fund intended to check Item C.7.(n)(i), indicating that the Fund is a limited derivatives user.

Response. Although the Fund’s use of Treasury derivatives is primarily to reduce risk in the portfolio, such positions to do not qualify for the bona fide hedging exemption set forth in Rule 18f-4 under the Investment Company Act of 1940. Accordingly, the Fund is a full derivatives user and correctly responded to Item C.7.

10.	Comment. The Staff notes that the Fund checked the box marked “Yes” under Item C.8.(b) in the Fund’s 2024 N-CEN filing, indicating that expenses were waived pursuant to an expense limitation arrangement during the reporting period, but also notes that no waivers are disclosed in the Fund’s statement of operations as reported in the Fund’s 2024 N-CSR filing. Please explain the apparent discrepancy.

Response. The fiscal year ended December 31, 2024 was the first year in which the Fund’s assets were at a level such that the fee waiver and expense reimbursement agreement was not applied. Accordingly, the Fund likely left this box checked “Yes” as an oversight from prior years’ reports.

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If you have any questions, need any additional information or would like any clarification, please contact me at 215.963.4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien

cc:	Kenneth H. Thomas, President, CEO and Secretary

Community Development Fund

Gregory Thomas, President and Chief Investment Officer

Community Development Fund Advisors, LLC